Online Tele-Solutions Inc.
                       Block 225, 02-213, Tampines St. 23
                                Singapore 521225
                                 (702) 553-3025

                                 April 18, 2012

VIA EDGAR

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re: Online Tele-Solutions Inc.
         Preliminary Information Statement on Schedule 14C
         Filed March 12, 2012
         File No. 000-54342

Dear Ms. Ransom:

     Pursuant to the staff's comment letter dated April 5, 2011, Online Tele-Solutions Inc., a Nevada corporation (the "Company"), hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the referenced Schedule 14C and any amendments thereto, including any definitive filing thereof;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact our legal counsel, Thomas E. Puzzo, Esq., at (206) 522-2256, with any questions, comments or other communications to the Company.

                                        Very truly yours,

                                        ONLINE TELE-SOLUTIONS INC.


                                        /s/ Mario Tolentino
                                        ---------------------------------
                                        Mario Tolentino
                                        President